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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 8*

                                       TO
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           PROLER INTERNATIONAL CORP.
                           (Name of Subject Company)

                          PIC ACQUISITION CORPORATION
                                      AND
                        SCHNITZER STEEL INDUSTRIES, INC.
                                   (Bidders)

                         COMMON STOCK, $1.00 PAR VALUE
                       (Including the associated rights)
                         (Title of Class of Securities)

                                  743396-10-3
                     (CUSIP Number of Class of Securities)
                                ANTON U. PARDINI
                        Schnitzer Steel Industries, Inc.
                             3200 N.W. Yeon Avenue
                             Portland, Oregon 97210
                                 (503) 323-2807

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:

                               STUART W. CHESTLER
                                Stoel Rives LLP
                        900 SW Fifth Avenue, Suite 2300
                          PORTLAND, OREGON 97204-1268

              *Constituting the final amendment to Schedule 14D-1.

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CUSIP No. 743396-10-3

                                     14D-1

1.  Name of reporting person

    SS or I.R.S. Identification No. of above person

    PIC Acquisition Corporation, I.R.S. No.: 93-1219503
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2.  Check the appropriate box if a member of a group

                                                                         (a) / /

                                                                         (b) / /
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3.  SEC Use Only

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4.  Sources of Funds

    AF
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  5.  Check box if disclosure of legal proceedings is required pursuant to Items
      2(e) OR 2(f)                                                           /X/
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6.  Citizenship or place of organization

    Delaware
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7.  Aggregate amount beneficially owned by each reporting person

    4,421,825 shares of Common Stock
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8.  Check box if the aggregate amount in row (7) excludes certain shares.    / /
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9.  Percent of class represented by amount in row (7)

    93.7%
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10. Type of reporting person

    CO
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CUSIP No. 743396-10-3

                                     14D-1

1.  Name of reporting person
    SS or I.R.S. Identification No. of above person

Schnitzer Steel Industries, Inc., I.R.S. No.: 93-0341923
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2.  Check the appropriate box if a member of a group

                                                                         (a) / /

                                                                         (b) / /
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3.  SEC Use Only

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4.  Sources of Funds

    BK
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  5.  Check box if disclosure of legal proceedings is required pursuant to Items
      2(e) OR 2(f)                                                           /X/
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6.  Citizenship or place of organization

    Oregon
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7.  Aggregate amount beneficially owned by each reporting person

    4,421,825 shares of Common Stock
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8.  Check box if the aggregate amount in row (7) excludes certain shares.    / /
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9.  Percent of class represented by amount in row (7)

    93.7%
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10. Type of reporting person

    CO
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    PIC Acquisition Corporation and Schnitzer Steel Industries, Inc. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on September 20, 1996, as amended by Amendments No. 1 - 7, with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Proler International Corp. (the "Company"), a Delaware corporation, together with the associated stock rights as set forth in this Amendment No. 8. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) On December 2, 1996, PIC Acquisition Corporation accepted for payment a total of 4,079,225 shares of Proler Common Stock. On December 3, 4 and 5, 1996 PIC Acquisition Corporation acquired an additional 342,600 shares at the same $9.00 per share in cash paid pursuant to the tender offer. On December 6, 1996 Schnitzer Steel Industries, Inc. issued a press release, a copy of which is attached hereto as Exhibit (a)(15) and is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

    (f) The Offer terminated at 12:00 Midnight, Eastern Standard time, on Friday, November 29, 1996. On December 6, 1996, Schnitzer Steel Industries, Inc. issued a press release, a copy of which is attached hereto as Exhibit (a)(15) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

        (a) (1) Offer to Purchase, dated September 20, 1996.+

        (2) Letter of Transmittal.+

        (3) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

        (4) Form of Summary Advertisement, dated September 20, 1996.+

        (5) Form of Notice of Guaranteed Delivery.+

        (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

        (7) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.+

        (8) Press Release, dated September 16, 1996.+

        (9) Press Release, dated October 7, 1996.+

        (10) Press Release, dated October 18, 1996.+

        (11) Press Release, dated November 1, 1996+

        (12) Press Release, dated November 15, 1996.+

        (13) Joint Press Release issued by Proler International Corp. and Schnitzer Steel Industries, Inc., dated November 25, 1996.+

        (14) Press Release, dated December 2, 1996.+

        (15) Press Release, dated December 6, 1996.*

    (b) Credit Agreement dated as of March 27, 1995, among Schnitzer, the syndicate of lenders party thereto and The First National Bank of Chicago, as Agent.+

        (c) (1) Agreement and Plan of Merger, dated September 15, 1996, among the Purchaser, Schnitzer and the Company.+

        (2) Agreement with Depositary.+

        (3) Agreement with Information Agent.+

        (4) Confidentiality Agreement dated as of June 11, 1996.+
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        (5) Letter from Schnitzer Steel Industries, Inc. to Mr. Bruce Wilkerson of Proler International Corp. dated November 13, 1996.+

        (6) Letter from Proler International Corp. to Mr. Robert Philip of Schnitzer Steel Industries, Inc. dated November 13, 1996.+

        (7) Press Release issued by Proler International Corp. dated November 19, 1996 and attached letter dated November 19, 1996 from the Board of Directors of Proler International Corp. to stockholders.+

    (d) Not applicable.

    (e) Not applicable.

    (f) The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.+

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* Filed herewith.

+ Previously filed.
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 6, 1996

                                          PIC ACQUISITION CORPORATION

                                          By:        /s/ ANTON U. PARDINI
                                            ------------------------------------

                                             Name: Anton U. Pardini
                                                  ------------------------------

                                             Title: Assistant Secretary and
                                                    General Counsel
                                                 -------------------------------

                                          SCHNITZER STEEL INDUSTRIES, INC.

                                          By:           /s/ BARRY ROSEN
                                            ------------------------------------

                                             Name: Barry Rosen
                                                  ------------------------------

                                             Title: Vice President of Finance
                                                 -------------------------------